December 20, 2024

Tie Li
Chief Financial Officer
Li Auto,Inc.
11 Wenliang Street
Shunyi District, Beijing 101399
People's Republic of China

        Re: Li Auto,Inc.
            Form 20-F for the Year Ended December 31, 2023
            Filed April 12, 2024
            File No. 001-39407
Dear Tie Li:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing